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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                        Form 20-F   X    Form 40-F
                                  -----            -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                             Yes             No      X
                                  -----            -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                             Yes             No      X
                                  -----            -----

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934:
                             Yes             No      X
                                  -----            -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                    ENDESA's BOARD OF DIRECTORS RESOLVED TO
                   PROPOSE TO THE ANNUAL GENERAL MEETING THE
                   REELECTION OF Mr. JOSE SERNA MASIA AND THE
                 DESIGNATION OF Mr. JUAN RAMON QUINTAS SEONE AS
                             MEMBERS OF THE BOARD.

ENDESA's board of directors has resolved, in its meeting on February 24, to propose to the Annual General Meeting, which will be taking place next April 2 (on second call), the reelection of Mr. Jose Serna Masia as a member of the board.

Mr. Serna was a member of the company's board of directors since February 2000.

Likewise, the Board of Directors has resolved in the same meeting to propose to the Annual General Meeting the designation of Mr. Juan Ramon Quintas Seoane as a member of the board.

Mr. Serna and Mr. Quintas biographic profiles are available through ENDESA's web page (www.endesa.es).



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ENDESA, S.A.

Dated: March 3 , 2004         By: /s/ David Raya______________________
                                 -------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations